UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 5257334
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 4, 2016, reporting the results for the three months and six months ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: August 4, 2016
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Announces Second Quarter 2016
Earnings Results

TEL AVIV, Israel and PLANO, Texas, August 4th, 2016 (GLOBE NEWSWIRE) -- Top Image Systems, Ltd. (Nasdaq: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•	Revenues were $8.5 million, consistent with revenues of $8.5 million in Q1 2016;

•	Recurring revenues were $4.9 million representing 57% of total revenue in the current quarter;

•	Q2 2016 expenses were $8.6 million, a decrease of $0.6 million compared to Q1 2016 expenses of $9.2 million (excluding restructuring costs);

•	Net loss was $(0.2) million, compared to $(2.1) million in the first quarter of 2016;

•	Adjusted EBITDA* was $667,000 compared to break even in the first quarter of 2016;

•	Our eFLOW® AP for SAP solution achieved certified integration with SAP NetWeaver® running on SAP HANA®;

•	We saw increased traction for our eFLOW AP for SAP solution. Early adopters included a Swiss construction company; a $125,000 deployment by a mid-sized European medical device company, a $100,000 agreement with an aerospace component manufacturer and a $115,000 agreement with a U.S.-based technology provider. The new eFLOW AP solution was showcased to the European SAP community at the “Financials2016” conference in Vienna;

•	We announced more than $700,000 in revenues from two Banking Process Automation wins at leading banks in Italy;

•	In the mobile capture arena, we announced a partnership with US financial services provider iStream and a mobile check deposit win at one of the top 5 leading banking groups in Israel;

•	We executed upsell of eFLOW contracts worth $350,000 in total contract value with long-standing customers that lead the global logistics market, and in the same market delivered an eFLOW project valued at some $100,000 to an Asian-Pacific BPO subsidiary of a national Postal Service;

•	We appointed Kristian Niklasson as Chief Service Officer (CSO) to ensure successful project deliveries and to lead the cloud delivery of our existing and new products.

Michael Schrader, CEO of Top Image Systems, commented, “Q2 was another solid quarter, highlighted by a continuation of consistent and predictable revenue performance bolstered by a high percentage of recurring revenue. In terms of expense management, the cost controls that we have implemented have resulted in improvements in our key profit metrics. We expended some cash in the quarter due primarily to restructuring payments, including severance, and in part due to timing of collections. We are encouraged by the positive performance from our identified key growth drivers, and in particular by our Financial Process Automation (FPA) solution - eFLOW AP for SAP - which was released on schedule and has been generating positive feedback, leads and an encouraging sales pipeline. We are further expanding our market coverage for our core capture, mobile and multi-channel content process automation business through our partner ecosystem.”

Mr. Schrader continued, “Looking ahead, the consolidation of our strategic product portfolio driving multichannel enterprise capture and process automation with fully integrated cloud and mobile technologies should strengthen our position in the market. Overall, the quarter’s results demonstrate that we are succeeding in managing operations, selling our core and growth solutions, securing and developing partnerships, and continuously innovating our products to address new markets. These measures, led by our augmented management team, should enable us to better capitalize on our leading technology and maximize shareholder value.”

Second Quarter Financial Results

Total revenues for the second quarter of 2016 were $8.5 million compared to $8.5 million in the first quarter of 2016 and $9.9 million in the second quarter of 2015. Recurring (SaaS and maintenance) revenues for the second quarter of 2016 were $4.9 million compared to $5 million in the first quarter of 2016 and $5.2 million in the same period of last year.

Gross profit for the second quarter of 2016 was $4.3 million compared to $4.2 million in the first quarter of 2016 and to $6.1 million in the second quarter of last year. Gross margin for the second quarter of 2016 was 50% unchanged from the prior quarter and compared to 62% in the second quarter of last year.

In March 2016 the Company announced a restructuring initiative to reduce costs and return the Company to financial health and profitability.  Consequentially, Q2 2016 quarterly operational costs were decreased by $0.6 million compared to Q1 2016.

GAAP net loss for the second quarter of 2016 was $(0.2) million compared to $(2.1) million in the first quarter of 2016, and a net profit of $0.4 million in Q2 of last year.   Second quarter 2016 GAAP loss per share was $(0.01), compared to $(0.12) for the first quarter of 2016 and a profit per share of $0.02 for the second quarter of 2015.

Second quarter 2016 Non-GAAP* profit per share was $0.02, compared to non-GAAP net loss per share of $(0.02) for the first quarter of 2016, and non-GAAP net profit per share of $0.05 for the second quarter of 2015.

Adjusted EBITDA* was $0.7 million, compared to $0 in the first quarter of 2016 and $1.2 million for the second quarter of 2015.

The current period cash balance includes the impact of $575,000 in employees’ restructuring payments. We expect to complete our restructuring payments by the end of 2016.

Conference Call

The Company will host a conference call and webcast today, Thursday, August 4th at 10 a.m. EDT, during which TIS management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: 1-877-407-0784 US Toll/INTERNATIONAL Dial-in Number: 1-201-689-8560 Israel Toll-Free Dial-in Number: 1-809-406-247

To join the live webcast, please click on the following link:
http://public.viavid.com/index.php?id=120534   For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=120534.

* Non-GAAP Financial Measures
 This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Adjusted EBITDA margin, Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the second quarter ended June 30, 2016, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems
Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Company Contact: Shelli Zargary Director of Corporate Marketing shelli.zargary@topimagesystems.com +972 3 767 9114	Investors: James Carbonara Regional Vice President, Hayden IR james@haydenir.com + 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2016	2015
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and Cash Equivalents	$1,773	$2,404
Restricted Cash	175	262
Trade Receivables, net	10,248	9,348
Other Accounts Receivable and Prepaid Expenses	1,130	932

Total Current Assets	13,326	12,946

Long-Term Assets:
Severance Pay Funds	1,234	1,327
Restricted Cash	151	147
Long-term Deposits and Long-term Assets	170	204
Property and Equipment, net	1,265	1,444
Intangible Assets, net	4,341	5,058
Goodwill	18,794	19,091

Total Long-term Assets	25,955	27,271

Total Assets	$39,281	$40,217

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$857	$77
Trade Payables	1,468	1,541
Deferred Revenues	2,842	2,966
Accrued Expenses and Other Accounts Payable	5,589	4,421

Total Current Liabilities	10,756	9,005

Long-Term Liabilities:

Accrued Severance Pay	$1,437	$1,533
Non-current Deferred Revenues	2,972	3,280
Other Long-term Liabilities	252	407

Total Long-term Liabilities	4,661	5,220

Total Liabilities	$15,417	$14,225

Total Parent Shareholders' Equity	$23,831	$25,967
Non-controlling Interest	33	25

Shareholders' Equity	23,864	25,992

Total Liabilities and Shareholders' Equity	$39,281	$40,217

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	In thousands, except per share data Audited

License Revenues	1,719	2,475	3,475	4,755
Services Revenues	6,767	7,439	13,468	13,420
Revenues	$8,486	$9,914	$16,943	$18,175

Cost of License Revenues	532	306	893	675
Cost of Services Revenues	3,680	3,481	7,569	6,889
Cost of Revenues	4,212	3,787	8,462	7,564

Gross Profit	4,274	6,127	8,481	10,611

Expenses

Research & Development	1,024	1,145	2,315	2,257
Sales & Marketing	1,933	2,870	4,096	5,542
General & Administrative	1,283	1,411	2,645	2,598
Amortization Costs	127	74	254	148
Restructuring Charge	3	-	1,186	-

	4,370	5,500	10,496	10,545

Operating Profit (Loss)	(96)	627	(2,015)	66

Financial Expenses, net	(196)	(164)	(274)	(520)

Other Income (loss), net	1	(8)	6	(5)

Profit (loss) Before Taxes on Income	(291)	455	(2,283)	(459)

Tax Expenses (income)	(117)	80	6	157

Net Profit (loss)	(174)	375	(2,289)	(616)

Net Income Attributable to Noncontrolling Interest	(6)	(7)	(8)	(11)

Net Profit (loss)	$(180)	$368	$(2,297)	$(627)

Earnings per Share

Basic Earnings (Loss) per Share	$(0.01)	$0.02	$(0.13)	$(0.04)

Weighted Average Number of Shares Used in Computation of Basic Net Income (Loss) per Share	17,919	17,836	17,919	17,832

Diluted Earnings (Loss) per Share	$(0.01)	$0.02	$(0.13)	$(0.04)

Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	17,919	18,170	17,919	17,832

Adjusted EBITDA Results:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	In thousands, except per share data

Adjusted EBITDA:
Net Profit (Loss)	$(180)	$368	$(2,297)	$(627)
Interest	21	51	36	82
Other Financial Expenses	175	102	238	386
Taxes	(117)	80	6	157
Depreciation	174	160	343	306
Amortization	361	336	723	672
Stock-based Compensation Expenses	230	128	455	257
Restructuring Charge	3	-	1,186	-
Total Adjusted EBITDA	$667	$1,225	$690	$1,233

Reconciliation of GAAP to Non-GAAP Results:

Net Profit (Loss)	$(180)	$368	$(2,297)	$(627)
Amortization	361	336	723	672
Stock-based Compensation Expenses	230	128	455	257
Restructuring Charge	3	-	1,186

Non-GAAP Net Profit	$414	$832	$67	$302

Non-GAAP Net income used for basic earnings per share	$414	$832	$67	$302
Shares Used in Basic Earnings per Share Calculation	17,919	17,836	17,919	17,832
Non-GAAP Basic Earnings per Share	$0.02	$0.05	$0.00	$0.02
Non-GAAP Net Income Used for Diluted Earnings per Share	$414	$832	$67	$302
Shares Used in Diluted Earnings per Share Calculation	17,936	18,170	17,946	17,832

Non-GAAP Diluted Earnings per Share	$0.02	$0.05	$0.00	$0.02